Exhibit 3.1

CERTIFICATE OF DESIGNATIONS, PREFERENCES, POWERS

AND RIGHTS

OF

CLASS A CONVERTIBLE PREFERRED STOCK

OF

YRC WORLDWIDE INC.

Pursuant to Section 151(g) of the General Corporation Law of the State of Delaware (the “DGCL”), YRC WORLDWIDE INC., a Delaware corporation (the “Corporation”), certifies that, pursuant to the authority conferred upon its Board of Directors by the Certificate of Incorporation, as amended, of the Corporation, the Board of Directors on December 20, 2013 adopted the following resolution creating a series of Preferred Stock:

RESOLVED, that pursuant to the authority expressly granted to and vested in the Board of Directors of the Corporation by the provisions of ARTICLE FOURTH of the Certificate of Incorporation, as amended, of the Corporation, and in accordance with the provisions of Section 151 of the DGCL, the Board of Directors hereby creates and provides for the issue of a series of Preferred Stock, with an initial stated value of $60.00 per share, of the Corporation to be known and designated as Class A Convertible Preferred Stock, and that the designation and number of shares, and the relative rights, powers, preferences, and limitations thereof (in addition to the provisions set forth in the Certificate of Incorporation of the Corporation, as amended, that are applicable to Preferred Stock generally) shall be as follows:

A. Certain Definitions. When used in this Certificate of Designations, the following terms shall have the meanings specified:

“Accrued Dividends” has the meaning set forth in Section D.

“Amendment” means an amendment to the Certificate of Incorporation to increase the number of authorized shares of Common Stock to a number of shares sufficient for effecting the conversion of the Convertible Preferred Stock issued pursuant to a SPA into shares of Common Stock as set forth in Section H.1 without giving effect to the Common Stock Cap (as defined herein).

“As-Converted-to-Common-Stock-Basis” gives effect immediately prior to the applicable record date to the conversion of the Convertible Preferred Stock and Accrued Dividends thereon into Common Stock in accordance with Section H (and subject to the terms and conditions contained therein) as if the Amendment had become effective.

“Beneficial Owner” has the meaning assigned to such term in Rule 13d-3 and Rule 13d-5 under the Exchange Act, except that in calculating the beneficial ownership of any particular “person” (as that term is used in Section 13(d)(3) of the Exchange Act), such “person” will be deemed to have beneficial ownership of all securities, whether such right is currently exercisable or is exercisable only after the passage of time. “Beneficially Own” and “Beneficially Owning” shall have the correlative meaning.

“Board” means the board of directors of the Corporation.

“Business Day” means a day, other than a Saturday or Sunday, on which banks in New York City are open for the general transaction of business.

“Bylaws” means the Corporation’s bylaws, as may be amended from time to time.

“Capital Stock” means any and all shares, interests, rights to purchase, warrants, options, participations or other equivalents of or interests in (however designated) Common Stock, Preferred Stock or other equity interests issued by the Corporation, any Subsidiary of the Corporation or any other Person, as applicable.

“Certificate of Incorporation” means the Corporation’s certificate of incorporation, as it may be amended from time to time.

“Class A Director” has the meaning set forth in Section E.3.

“Common Stock” means the Corporation’s common stock, par value $0.01 per share.

“Common Stock Cap Stockholder Approval” means a vote of the holders of Capital Stock of the Corporation approving the removal of the Common Stock Cap.

“Conversion Price” has the meaning set forth in Section H.1.

“Convertible Preferred Stock” has the meaning set forth in Section B.

“Dividend Accrual Date” has the meaning set forth in Section D.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC promulgated thereunder.

“Exchange Agreements” means the Exchange Agreements, dated as of December 22, 2013, by and among the Corporation and the respective investors thereunder.

“Issue Date” means the date on which any shares of the Convertible Preferred Stock are first issued.

“Junior Securities” has the meaning set forth in Section C.

“Liquidation Amount” has the meaning set forth in Section G.1.

“Liquidation Event” has the meaning set forth in Section G.1.

“Liquidation Preference” shall mean $60.00 per share, as adjusted for dividends pursuant to Section D.

“Parity Securities” means any class or series, or any shares of any class or series, of Capital Stock of the Corporation (other than the Convertible Preferred Stock) that ranks equally with the Convertible Preferred Stock with respect to priority of dividend rights and rights on liquidation, winding up and dissolution of the Corporation (in each case, without regard to whether dividends accrue cumulatively or non-cumulatively).

“Purchaser” means purchasers of the Corporation’s Common Stock and Convertible Preferred Stock pursuant to a SPA.

“Person” means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, limited liability company, government or other entity.

“Preferred Stock” means the Corporation’s class of authorized Preferred Stock, $1.00 par value per share.

“SPA” means the Stock Purchase Agreements, dated as of December 22, 2013, by and among the Corporation and the respective Purchasers thereunder.

“Stockholders’ Approval” means a vote of the holders of Capital Stock of the Corporation approving the Amendment pursuant to the DGCL and the Certificate of Incorporation.

“Subsidiary” of the Corporation means:

1. any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency and after giving effect to any voting agreement or stockholders’ agreement that effectively transfers voting power) to vote in the election of directors, managers or trustees of the corporation, association or other business entity is at the time owned or controlled, directly or indirectly, by the Corporation or one or more of the other Subsidiaries of the Corporation (or a combination thereof); and

2. any partnership (i) the sole general partner or the managing general partner of which is the Corporation or a Subsidiary of the Corporation or (ii) the only general partners of which are the Corporation or one or more Subsidiaries of the Corporation (or any combination thereof).

“Voting Stock” as of any date means the Capital Stock of the Corporation that is at the time entitled to vote in the election of the Board.

B. Designation and Amount. The shares of the series of Preferred Stock designated hereby shall be designated as “Class A Convertible Preferred Stock” (the “Convertible Preferred Stock”), and the number of shares constituting such series shall be Six Hundred Thousand (600,000). Such number of shares may be decreased by resolution of the Board of Directors as provided in the Certificate of Incorporation; provided that no decrease shall reduce the number of shares of Convertible Preferred Stock to a number less than that of the shares then outstanding plus the number of shares reserved for issuance upon the exercise of outstanding options, rights or warrants or upon the conversion of any outstanding securities issued by the Corporation exercisable for or convertible into the Convertible Preferred Stock. Shares of the Convertible Preferred Stock shall be issued in certificated form in restricted accounts at the Corporation or its transfer agent and registered in the holders’ respective names.

C. Ranking. The Convertible Preferred Stock shall, with respect to dividend rights and rights on liquidation, winding up and dissolution of the Corporation, rank senior to (i) the Common Stock, (ii) all other classes and series, and all shares of all other classes and series, of Capital Stock of the Corporation now authorized, issued or outstanding and (iii) all other classes and series, and all shares of all other classes and series, of Capital Stock of the Corporation hereafter authorized, issued or outstanding that do not not expressly rank pari passu or senior to the Convertible Preferred Stock (collectively, the “Junior Securities”).

D. Dividends. The Convertible Preferred Stock will not accrue dividends until the six-month anniversary of the Issue Date (the “Dividend Accrual Date”). Beginning on and following such Dividend Accrual Date, and for so long as any of the shares of Convertible Preferred Stock remain outstanding, the Convertible Preferred Stock shall accrue cumulative dividends on its Liquidation Preference at an annual rate of 5% for the period beginning on the Dividend Accrual Date and ending first anniversary of the Issue Date, at an annual rate of 10% for the period beginning the first day after the first anniversary of the Issue and ending on the eighteen-month anniversary of the Issue Date and at an annual rate of 15% thereafter, which shall be added to the Liquidation Preference of such Convertible Preferred Stock on the last day of each calendar quarter (i.e., March 31st, June 30th, September 30th and December 31st). All dividends on Convertible Preferred Stock described in this Section D declared or accrued but remaining unpaid and which have not been added to the Liquidation Preference pursuant to this Section D are referred to herein as “Accrued Dividends”). All dividend accruals pursuant to this Section D shall be based on a 365-day year. Any Accrued Dividends shall not bear interest. Accrued but unpaid dividends may be declared and paid at any time.

E. Voting Rights.

1. Generally. When voting separately as a class, each share of Convertible Preferred Stock shall entitle the holder thereof to one vote. Except as may be otherwise expressly provided in the Certificate of Incorporation or as expressly required by the DGCL, the holders of the Convertible Preferred Stock shall vote together as a single class with the shares of the Common Stock and not as a separate class, on an As-Converted-to-Common-Stock-Basis, at any annual or special meeting of stockholders of the Corporation and each holder of shares of Convertible Preferred Stock shall be entitled to such number of votes as they would receive on an As-Converted-to-Common-Stock-Basis on the record date for such vote; provided, however, that (i) any portion of such shares of Convertible Preferred Stock held by a Purchaser or its affiliates that are or would otherwise be subject to the Common Stock Cap (as defined herein) assuming for this purpose the conversion of the Convertible Preferred Stock in accordance with Section H.1 shall not have any right to vote together as a single class with the shares of Common Stock on an As-Converted-to-Common Stock-Basis; and (ii) no holder of Convertible Preferred Stock shall be entitled to vote such shares of Convertible Preferred Stock in connection with any proposal submitted to the stockholders of the Corporation to approve the the removal of the Common Stock Cap.

2. Certain Matters. So long as any shares of Convertible Preferred Stock shall be outstanding, and unless the consent or approval of a greater number of shares shall then be required by law, without first obtaining the consent or approval of the holders of at least a majority of the shares of the Convertible Preferred Stock then outstanding, the Corporation shall not (except with respect to the Stockholders’ Approval), either directly or indirectly by amendment, merger, consolidation or otherwise and any such act or transaction entered into without such consent or vote shall be null and void ab initio, and of no force or effect: (i) amend, alter, change or repeal the Certificate of Incorporation, or waive any provisions thereof, in a manner that would materially and adversely affect the rights, preferences or powers of the holders of Convertible Preferred Stock and no amendment, alteration or repeal shall be made that has a disproportionate adverse effect on any holder of Convertible Preferred Stock in a manner different than other holders of Convertible Preferred Stock; (ii) amend, alter, change or repeal the rights, preferences or powers of Convertible Preferred Stock; (iii) declare, pay, or set apart for payment, any dividends or any other distributions of any sort by the Corporation, in each case prior to the later of (a) the date on which the Stockholders’ Approval is received or (b) the date on which the Common Stock Cap Stockholder Approval is received, in respect of any Junior Securities or any Parity Securities; (iv) purchase, redeem or otherwise acquire or retire for value, in each case prior to the later of (a) the date on which the Stockholders’ Approval is received or (b) the date on which the Common Stock Cap Stockholder Approval is received, any Parity Securities, Junior Securities, or any Capital Stock of any wholly-owned Subsidiary of the Corporation, or any securities exercisable or exchangeable for any of the foregoing, other than in connection with the surrender by employees of the Corporation of portions of equity awards to satisfy tax withholding obligations; provided that the foregoing limitations shall not apply to redemptions, purchases or other acquisitions of shares of Common Stock or other Junior Securities by the Corporation in connection with the provisions of any employee benefit plan or other equity agreement with the employees, officers and directors of the Corporation; or (v) authorize, create, increase the authorized amount of, reclassify into, in each case prior to the later of (a) the date on which the Stockholders’ Approval is received or (b) the date on which the Common Stock Cap Stockholder Approval is received, Parity Securities, or any class or series, or any shares of any class or series, of Capital Stock of the Corporation ranking senior in priority to the Convertible Preferred Stock with respect to the right to dividends or preference on liquidation (including additional shares of Preferred Stock) or issue any debt securities convertible into Capital Stock.

3. Class A Convertible Preferred Director. Beginning on the first anniversary of the Issue Date, and for so long as any of the shares of Convertible Preferred Stock remain outstanding, the holders representing at least a majority of the shares of Convertible Preferred Stock shall be entitled to elect one (1) director (the “Class A Director”) to the Board. The Class A Director may be removed from the Board at any time, with or without cause, by holders representing at least a majority of the Convertible A Preferred Stock and any vacancy on the Board resulting from death, resignation, retirement, disqualification or removal of the Class A Director may be filled solely by the affirmative vote of holders representing at least a majority of the Convertible Preferred Stock. The term of office of the Class A Director shall terminate on the earlier of (i) the date on which no shares of Convertible Preferred Stock are outstanding (at which time such Class A Director shall automatically no longer be a director on the Board and shall not be entitled to receive notice of Board meetings, to attend or vote at Board meetings or be considered a member of the Board for any purpose including for determining whether a quorum of directors is present at a meeting of the directors); (ii) the death, resignation, retirement, disqualification or removal of such Class A Director; or (iii) the due election and qualification of a successor to such Class A Director.

F. Reacquired Shares. Any shares of Convertible Preferred Stock redeemed, purchased, or otherwise acquired by the Corporation in any manner whatsoever shall be retired promptly after the acquisition thereof, and, if necessary to provide for the lawful redemption or purchase of such shares, the capital represented by such shares shall be reduced in accordance with the DGCL. The Corporation shall take all such action as are necessary to cause all such shares (and compliance with any applicable provisions of the laws of the State of Delaware) to become authorized but unissued shares of Preferred Stock and may be redesignated and reissued as part of any other series of Preferred Stock, subject to the conditions or restrictions on authorizing, or creating, or issuing any class or series, or any shares of any class or series, set forth in Section E.2.

G. Liquidation, Dissolution, or Winding Up.

1. Priority. In the event of any liquidation, dissolution, or winding up of the Corporation (a “Liquidation Event”), whether voluntary or involuntary, no holders of Junior Securities shall receive, by reason of their ownership thereof, any payment or distribution of any of the assets of the Corporation until the holders of the shares of Convertible Preferred Stock then outstanding, by reason of their ownership thereof, shall have first received an amount in cash per share of Convertible Preferred Stock equal to the greater of (i) 100% of the Liquidation Preference thereof (as adjusted for changes in the Convertible Preferred Stock by stock split, stock dividend, stock combination, or the like occurring after the Issue Date) plus an amount in cash equal to all Accrued Dividends through the date of the effectiveness of the Liquidation Event, and (ii) the amount such holder of Convertible Preferred Stock would receive as a holder of Common Stock on an As-Converted-to-Common-Stock-Basis (such amount being referred to herein as the “Liquidation Amount”). If, upon the occurrence of any Liquidation Event, the assets and funds of the Corporation available to be distributed among the holders of the Convertible Preferred Stock shall be insufficient to permit the payment to such holders of the full Liquidation Amount, then the holders of Junior Securities shall not receive, by reason of their ownership thereof, any payment or distribution of any of the assets of the Corporation, and the holders of all such shares of Convertible Preferred Stock shall share ratably in any distribution of assets of the Corporation in accordance with the amounts that would be payable on any such distribution if the Liquidation Amount were to be paid in full.

2. Excluded Events. For purposes of this Section G, none of the voluntary sale, conveyance, exchange and transfer (for cash, shares of stock, other securities or other consideration) of all or substantially all of the property or assets of the Corporation, and no consolidation or merger of the Corporation with any one or more other corporations, shall be deemed to be a Liquidation Event unless such voluntary sale, conveyance, exchange or transfer shall be in connection with a plan of liquidation, dissolution or winding up of the Corporation.

H. Conversion.

1. Automatic. Immediately upon the effectiveness of the Amendment and the filing of the Certificate of Amendment with the Secretary of the State of Delaware (the “Effective Date”), each share of Convertible Preferred Stock shall automatically be converted into a number of fully paid and non-assessable shares of Common Stock equal to the quotient obtained by dividing (i) (a) the Liquidation Preference plus (b) the amount of Accrued Dividends, by (ii) the Conversion Price; provided, however, that to the extent such conversion would result in a Purchaser and its affiliates Beneficially Owning more than 19.99% of the issued and outstanding Common Stock of the Corporation, such portion of the Purchaser’s shares of Convertible Preferred Stock shall only convert on such date in such a manner as will result in such Purchaser Beneficially Owning not more than 19.99% of the issued and outstanding Common Stock of the Corporation (the “Common Stock Cap”); provided, further, in the event a Purchaser or an affiliate of a Purchaser sells, transfers or otherwise disposes of shares of Convertible Preferred Stock to a Person other than a Purchaser or an affiliate of a Purchaser after the effectiveness of the Amendment , (i) the Purchaser or an affiliate of the Purchaser shall notify the Company of such sale, transfer or other disposition within three Business Days of such transaction (provided that if such transaction is reported on a filing with the SEC, such notification shall been deemed to have been made to the Company, (ii) the Company shall notify Purchaser within two (2) Business Days following the date of such notification pursuant to subclause (i) of this proviso of an additional number of shares of Convertible Preferred Stock that shall be converted into Common Stock in such a manner as will result in such Purchaser Beneficially Owning one share of Common Stock less than the Common Stock Cap, and (iii) such additional number of shares of Convertible Preferred Stock as set forth in the Company’s notification pursuant to subclause (ii) of this proviso shall automatically convert into Common Stock on the first Business Day after the Company’s notification is delivered; provided, further, on the last day of each calendar quarter (i.e. March 31st, June 30th, September 30th and December 31st) subsequent to the Effective Date, the Common Stock Cap shall be determined again and the Company shall notify Purchaser within two (2) Business Days of such determination, and each share of Preferred Stock shall automatically convert, subject to such newly determined Common Stock Cap, into Common Stock in the manner described above on the first Business Day following delivery of notice of such determination; provided, further, that notwithstanding the foregoing, all shares of Convertible Preferred Stock outstanding on the date that the holders of the Common Stock of the Corporation approve the removal of the Common Stock Cap, in accordance with the applicable Nasdaq Listing Rules, shall automatically convert into Common Stock at the Conversion Price; provided, however, that neither a Purchaser nor its affiliates shall be permitted to vote shares of the Corporation’s Capital Stock that such Purchaser obtained pursuant to the SPA or Exchange Agreements. The initial “Conversion Price” for the Convertible Preferred Stock shall be $15.00 per share, as such price is adjusted in accordance with Sections H.3 through H.7. All references to the Conversion Price herein shall mean the Conversion Price as so adjusted.

2. Mechanics of Conversion. Upon the occurrence of the shareholder vote specified in Section H.1 above, the outstanding shares of Convertible Preferred Stock (or such portion thereof) shall be converted automatically without any further action by the holders of such shares. Upon the occurrence of such automatic conversion of the Convertible Preferred Stock, the Corporation will make entries in the share registry of the Corporation or any transfer agent for the Convertible Preferred Stock in the holders’ respective names for the number of whole shares of Common Stock into which the shares of Convertible Preferred Stock surrendered and Accrued Dividends thereon were convertible on the date on which such automatic conversion occurred, with fractional shares of Common Stock (after aggregating all Convertible Preferred Stock and Accrued Dividends thereon being converted on such date) rounded down to the nearest whole share of Common Stock.

3. Adjustment for Stock Splits and Combinations. If the Corporation shall at any time or from time to time after the Issue Date effect a subdivision or like transaction of the outstanding Common Stock without a corresponding subdivision of the Convertible Preferred Stock, the Conversion Price in effect immediately before that subdivision shall be proportionately decreased. Conversely, if the Corporation shall at any time or from time to time after the Issue Date combine the outstanding shares of Common Stock into a smaller number of shares or like transaction without a corresponding combination of the Convertible Preferred Stock, the Conversion Price in effect immediately before the combination shall be proportionately increased. Any adjustment under this Section H.3 shall become effective at the close of business on the date the subdivision or combination becomes effective.

4. Adjustment for Common Stock Dividends and Distributions. The Corporation shall not at any time after the Issue Date make a dividend payment or other distribution payable in additional shares of Common Stock unless the holders of the shares of Convertible Preferred Stock then outstanding, by reason of their ownership thereof, shall have first received an amount of cash and/or shares of Common Stock, as applicable, equal to the greater of (i) a like dividend on shares of Convertible Preferred Stock based on the Conversion Price and (ii) the amount such holder of Convertible Preferred Stock would receive as a holder of Common Stock on an As-Converted-to-Common-Stock-Basis. For purpose of this section, the number of shares of Common Stock at any time outstanding shall not include shares held in the treasury of the Corporation.

5. Adjustment for Other Common Stock Dividends and Distributions. The Corporation shall not at any time after the Issue Date make a dividend payment or other distribution payable to all holders (or in the case of clause (ii) below, substantially all holders) of Common Stock in (i) rights, warrants or options to subscribe for or purchase shares of Common Stock (or securities convertible into Common Stock) at a price per share (or having a conversion price per share) less than the closing price of the Common Stock on the record date for determination of stockholders entitled to receive such right, warrant or option), or (ii) shares of Capital Stock (other than Common Stock), evidences of indebtedness or other assets or property unless the holders of the shares of Convertible Preferred Stock then outstanding, by reason of their ownership thereof, shall have first received an amount equal to the greater of (i) a like dividend or distribution on, or like opportunity to subscribe by holders of, shares of Convertible Preferred Stock based on the Conversion Price and (ii) the amount such holder of Convertible Preferred Stock would receive as a holder of Common Stock on an As-Converted-to-Common-Stock-Basis.

6. Adjustment for Reclassification, Exchange and Substitution. If at any time or from time to time after the Issue Date, the Common Stock issuable upon the conversion of the Convertible Preferred Stock and Accrued Dividends thereon is changed into the same or a different number of shares of any other class or classes of stock, whether by recapitalization, reclassification or otherwise (other than a subdivision or combination of shares or stock dividend or a reorganization, merger, consolidation or sale of assets, in each case as provided for elsewhere in this Section H), in any such event the Convertible Preferred Stock and Accrued Dividends thereon shall automatically convert into the kind and amount of stock and other securities and property receivable upon such recapitalization, reclassification or other change on an As-Converted-to-Common-Stock-Basis, all subject to further adjustment as provided herein or with respect to such other securities or property by the terms thereof.

7. Reorganizations, Mergers, Consolidations or Sales of Assets. If at any time or from time to time after the Issue Date, there is a capital reorganization of the Common Stock (other than a Liquidation Event or a recapitalization, subdivision, combination, reclassification, exchange or substitution of shares provided for elsewhere in this Section H), as a part of such capital reorganization, provision shall be made so that the holders of the Convertible Preferred Stock shall receive on an As-Converted-to-Common-Stock-Basis the number of shares of stock or other securities or property of the Corporation to which a holder of the number of shares of Common Stock would have been entitled in such event, subject to adjustment as provided herein with respect to such stock or securities by the terms thereof. In any such case, appropriate adjustment shall be made in the application of the provisions of this Section H with respect to the rights of the holders of Convertible Preferred Stock after the capital reorganization to the end that the provisions of this Section H (including adjustment of the Conversion Price then in effect) shall be applicable after that event and be as nearly equivalent as practicable.

8. Notice of Adjustment. Whenever the Conversion Price is adjusted as herein provided, the Corporation shall prepare a notice of such adjustment of the Conversion Price setting forth the adjusted Conversion Price and the effective date of such adjustment and shall mail such notice of such adjustment of the Conversion Price to the holders of the Convertible Preferred Stock in accordance with Section I hereof.

I. Notices. All notices or communications in respect of the Convertible Preferred Stock shall be sufficiently given if given in writing and delivered in person or by first-class mail, postage prepaid, to any holder of the Convertible Preferred Stock at such holder’s last address appearing on the books of the Corporation, or if given in such other manner, as may be permitted by the terms hereof, in the Certificate of Incorporation or Bylaws or by applicable law.

J. Procedures for Voting and Consents. The rules and procedures for calling and conducting any meeting of the holders of Convertible Preferred Stock (including, without limitation, the fixing of a record date in connection therewith), the solicitation and use of proxies at such a meeting, the obtaining of written consents and any other aspect or matter with regard to such a meeting or such consents shall be governed by any rules that the Board (or a duly authorized committee of the Board), in its discretion, may adopt from time to time, which rules and procedures shall conform to the requirements of the Certificate of Incorporation, Bylaws or the DGCL.

K. Record Holders. To the fullest extent permitted by applicable law, the Corporation and the transfer agent, if any, for the Convertible Preferred Stock may deem and treat the record holder of any share of Convertible Preferred Stock as the true and lawful owner thereof for all purposes, and neither the Corporation nor such transfer agent shall be affected by any notice to the contrary.

L. Effectiveness. This Certificate of Designations shall be effective upon the filing of the same with the Secretary of State of Delaware.

*     *     *     *

IN WITNESS WHEREOF, YRC WORLDWIDE INC. has caused this Certificate of Designations, Preferences, Powers and Rights of Class A Convertible Preferred Stock to be duly executed by its duly authorized officer, this 30th day of January, 2014.

YRC WORLDWIDE INC.

By:	/s/ Michelle A. Friel
Name:	Michelle A. Friel
Title:	Executive Vice President, General Counsel and Secretary

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